SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

27 August 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
            Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 27 August 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

Protherics PLC

Start of Prolarix™ phase 2 study in liver cancer

London, UK; Brentwood, TN, US; 27 August 2008 - Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care and cancer, today announces the initiation of a phase 2a proof-of-concept study of Prolarix™, a targeted prodrug chemotherapy being developed for the treatment of primary liver cancer (hepatocellular carcinoma or "HCC"). This follows promising data from a phase 1 study of Prolarix, presented at the American Society of Clinical Oncology (ASCO) Annual Meeting in Chicago, USA on 2 June 2008.

HCC is the sixth most common cause of cancer in the world(1) and despite the recent approval of sorafenib (Nexavar®, Onyx/Bayer), a new chemotherapy which is being adopted as the standard of care for HCC, life expectancy remains less than 12 months from diagnosis. Moreover, less than 20% of patients survive beyond one year, and less than 5% survive beyond five years.

The phase 2a proof-of-concept study is designed to evaluate tumour response in addition to safety and tolerability of Prolarix in 14 patients with non-resectable HCC who have not been treated with sorafenib. The study has been initiated at a site in Belgium and additional study sites in East Asia have been identified for inclusion in the study. The results of the study are expected in the second half of 2009.

Andrew Heath, Chief Executive of Protherics commented:

"Scientifically acclaimed, Prolarix offers renewed hope for the many patients with primary liver cancer for whom there are very few treatment options. If the results from this study are positive, a licensing partner will be sought for Asia where the incidence of this type of cancer is highest."

1  Parkin DM, Bray F, Ferlay J, Pisani P. Global cancer statistics, 2002 CA Cancer J Clin. 2005;55;74-108

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For further information please contact:

Protherics
Andrew Heath, CEO	+44 (0) 20 7246 9950
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Saul Komisar, President Protherics Inc	+1 615 327 1027

Financial Dynamics - press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno	+1 212 850 5600

Or visit  www.protherics.com

Notes for Editors:

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading international biopharmaceutical company focused on specialist products for critical care and cancer.

The Company has two critical care products, CroFab™ and DigiFab™, approved for sale in the US. The Company has the opportunity to sell these products in the US from October 2010 together with Voraxaze™, a supportive cancer care product, following anticipated approval in the US in 2010. Protherics is also developing a number of other products in the cancer arena that it can commercialise in-house.

In addition, Protherics has several potential blockbuster products that require development and commercialisation partners. These include CytoFab™ which has been partnered by AstraZeneca in a major licensing deal, and also Angiotensin Therapeutic Vaccine and Digoxin Immune Fabs for which licensing partners will be sought in 2008-2009.  These products have the potential to be high value products that can provide additional funding for the Company.

Protherics reported revenues of £26.1 million for the year ended 31 March 2008 and a strong cash balance of £37.7 million. With headquarters in London, the Company has approximately 300 employees across its operations in the UK, US and Australia.

For further information visit www.protherics.com

About Prolarix™

Prolarix is a targeted chemotherapy being developed for the treatment of primary liver cancer (hepatocellular carcinomas, HCC) and other select tumours. Prolarix is a combination therapy of two low molecular weight compounds, a prodrug* (called tretazicar; previously CB1954) and an enzyme co-substrate* (called caricotamide; previously EP-0152R). The prodrug tretazicar can be activated by an endogenous enzyme called NQO2, to a highly reactive, short-lived cytotoxic agent which causes a high degree of DNA cross-linking. The NQO2 enzyme is latent and therefore inactive in body tissue, but Protherics' scientists have discovered that the enzyme is active in the presence of a co-substrate called caricotamide. The NQO2 enzyme is absent or in low levels in many normal body tissues, including bone marrow, but its activity is increased in certain tumour types (particularly hepatocellular carcinomas). The coadministration of the prodrug tretazicar and the cosubstrate caricotamide is therefore expected to result in the enhanced activation of the prodrug in the target tumour cells, resulting in their death whilst minimising harm to healthy, non-cancerous cells.

Glossary

Prodrug* - A compound that is converted within the body into its active form and that has no therapeutic effects of its own. A prodrug is useful when the active drug may be too toxic to administer systemically, the active drug is absorbed poorly by the digestive tract, or the body breaks down the active drug before it reaches its target.

Co-substrate* - A molecule that interacts with an enzyme and is required for its activity.

Cytotoxic* - A chemical which has a direct toxic effect to cells, causing their death.

Tretazicar* is 5-(aziridin-1-yl)-2,4-dinitrobenzamide (CB1954), an antitumour prodrug

Caricotamide* is 1-carbamoylmethyl-3-carbamoyl-1,4-dihydropyridine (EP-0152R), the most stable of a series of co-substrates for NQO2 discovered by Protherics

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties including with respect to products under development and the progress and completion of clinical trials.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors discussed in Protherics' Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by, or on behalf of, Protherics.